SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ORMAT TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.001 par value (the "Common Stock")
(Title of Class of Securities)

686688102
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 686688102

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Insurance Enterprises Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,649,285 shares of Common Stock *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,649,285 shares of Common Stock *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,285 shares of Common Stock *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%**
12.	Type of Reporting Person : CO

*See Item 4.

** Based on 49,035,593 shares of Common Stock outstanding as of November 3, 2015 (as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 5, 2015).

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CUSIP NO. 686688102

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,649,285 shares of Common Stock*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,649,285 shares of Common Stock*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,649,285 shares of Common Stock*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.4%**
12.	Type of Reporting Person : CO

*See Item 4.  The 2,649,285 shares of Common Stock exclude 13,866 shares of Common Stock, all of which are held for members of the public through, among others, portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd, each an indirect subsidiary of IDB Development Corporation Ltd. (the “Epsilon Shares”).
** Based on 49,035,593 shares of Common Stock outstanding as of November 3, 2015 (as reported in the Issuer’s Form 10-Q filed with the SEC on November 5, 2015).

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Explanatory Note

This amended Schedule 13G is being filed to (i) correct the percent of class reported in the cover pages of Amendment No. 5 to Schedule 13G filed by the Reporting Persons with the SEC on February 16, 2016 (the "Original Filing"), which inadvertently reported a miscalculation of the percentage in the cover pages of the Original Filing (4.9% rather than 5.4%), (ii) correct the percentage and holdings reported in Item 4 of the Original Filing which, as a result of an administrative error, inadvertently reported a miscalculation of such figures, and (iii) amend Item 5, which was inadvertently checked. Upon discovering this oversight, the Reporting Persons took steps to file this Schedule 13G, which speaks as of December 31, 2015.

Item 1.

(a)	Name of Issuer: ORMAT TECHNOLOGIES, INC. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices:
6225 Neil Road, Reno, Nevada 89511-1136

Item 2.

While IDB Development is included as a Reporting Person herein, IDB Development disclaims beneficial ownership of the Ordinary Shares reported by Clal herein, primarily as a result of the following: On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the "Supervisor of Insurance") appointed Mr. Moshe Terry (the "Trustee") to hold, as trustee, IDB Development's means of control in Clal (i.e., most of the shares that IDB Development holds in Clal). Moreover, the Supervisor of Insurance has not issued a control permit to IDB Development and its controlling shareholders, with respect to IDB Development's holdings in Clal and instructed IDB Development to sell its controlling stake in Clal within a set timetable.

(a)	Name of Person Filing:

This Statement is filed by:

(1) Clal Insurance Enterprises Holdings Ltd.
(2) IDB Development Corporation Ltd.

The foregoing entities are collectively referred to as the "Reporting Persons" in this Statement.

   (1)           Clal Insurance Enterprises Holdings Ltd., an Israeli public corporation ("Clal") may be deemed to beneficially own the shares of Common Stock reported in this Statement (the "Issuer Shares").  See Item 4.

    (2)          The majority of outstanding shares of Clal are held by the Trustee for IDB Development Corporation Ltd., an Israeli public corporation ("IDB Development"). See the note in the beginning of this Item 2.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd.  – 36 Raul Walenberg St., Tel Aviv 66180, Israel

IDB Development Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel

(c)	Citizenship:

Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value (the "Common Stock").

(e)	CUSIP Number:

686688102

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Of the 2,649,285 shares of Common Stock reported in this Statement as beneficially owned by Clal (i) 2,595,823 are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions and (ii) 53,462 shares of Common Stock are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by (i) Clal, that it is the beneficial owner of more than 53,462 shares of Common Stock covered by this Statement; and (ii) IDB Development that it is the beneficial owner of any of the shares of Common Stock covered by this Statement.

Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.
Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2016

CLAL INSURANCE ENTERPRISES HOLDINGS LTD. IDB DEVELOPMENT CORPORATION LTD.

By: CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

BY: /s/ Moshe Ernst /s/ Ronit Zalman Malach

Moshe Ernst and Ronit Zalman Malach, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD., for itself and on behalf of IDB Development Corporation Ltd., pursuant to an agreement annexed as Exhibit 1 to the Schedule 13G filed on May 23, 2011.

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